UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

______________

Medical Connections Holdings, Inc.

(Name of Issuer)

______________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58455T 10 4

(CUSIP Number)

Laura E. Anthony, Esquire
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
(561)514-0936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony J. Nicolosi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 164,475
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 164,475

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 35.14%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Medical Connections Holdings, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2300 Glades Road, Suite 202E, Boca Raton, Florida 33431.

ITEM 2.

Identity and Background.

(a)

Anthony J. Nicolosi

(b)

Business Address: 2300 Glades Road, Suite 202E, Boca Raton, Florida 33431.

(c)

President and Director of Medical Connections Holdings, Inc. and its subsidiary Medical Connections, Inc.

(d)

Criminal Proceedings: None

(e)

Civil Proceedings:  In June, 2001 Mr. Nicolosi entered into a Letter of Acceptance, Waiver and Consent (“AWC”) with the NASD.  Without admitting or denying the allegations or findings and solely for the purpose of the proceeding with the NASD, prior to a hearing and without an adjudication of any issue of law or fact, Mr. Nicolosi agreed to the entry of findings that while a registered representative at an NASD member firm he used high pressure sales tactics and made baseless predictions of substantial price increases and other misrepresentations to customers.  Mr. Nicolosi consented to the imposition, as a sanction, of a bar from association with any NASD member in all capacities.

(f)

Citizenship: United States

ITEM 3.

Source and Amount of Funds or Other Consideration.

At a special meeting of Medical Connections Holdings, Inc. (formerly Webb Mortgage Depot, Inc.) (the “Company”) held on December 5, 2005 the Company’s shareholders approved a Share for Share Exchange Agreement between the Company, Byron Webb, Medical Connections and the holders of all of the issued and outstanding shares of common stock of Medical Connections pursuant to which Webb Mortgage acquired all of the issued and outstanding shares of common stock of Medical Connections and the Medical Connections shareholders were issued 444,600 shares of the Company common Stock.  The transaction closed on December 27, 2005.  The Share Exchange resulted in a change of control of the Company.  As a result of the Share Exchange Mr. Nicolosi exchanged his share ownership of Medical Connections for 164,475 new shares of common stock of Medical Connections Holdings, Inc.

ITEM 4.

Purpose of Transaction.

The purpose of the transaction described in Item 3 above was to effectuate an acquisition whereby Medical Connections became a wholly owned subsidiary of Medical Connections Holdings, Inc. (formerly Webb Mortgage Depot, Inc.) (the “Company”) and whereby there was a change of control in the Company.  As a result of the transaction, there was a change in control of the Company and Mr. Nicolosi acquired 35.14% of the issued and outstanding shares in the Company.  In addition, Mr. Nicolosi is now President and a Director of the Company.

The transaction qualifies as an extraordinary corporate transaction involving the issuer as described in Item 4(b).  In addition to a change of control, the Company has altered its business plans and purposes as more fully described in the Form 8(k) filed by the Company on December 29, 2005.

Other than the effects of the Share for Share Exchange Agreement, which Agreement closed on December 27, 2005 and which effects were fully described in the Form 8(k) filed by the Company on December 29, 2005, Mr. Nicolosi does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Nicolosi is deemed the beneficial owner of 164,475 shares of Common Stock of the Company representing 35.14% of the Common Stock of the Company outstanding as of December 29, 2005. This number includes: (i) 164,475 shares of Common Stock currently owned individually by Mr. Nicolosi, and (ii) no currently exercisable options.

(b)

Mr. Nicolosi has sole voting power over 164,475 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 164,475 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)

Except as reported above in Item 3, Mr. Nicolosi has not effected any transactions in the Common Stock during the past 60 days.

(d)

No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Nicolosi.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. As described in Item 3 above, pursuant to the Share Exchange Agreement,   Mr. Nicolosi acquired 164,475 shares of Common Stock of the Company.   The Exchange Agreement is filed with the Company’s 8-K dated December 29, 2005.

Mr. Nicolosi holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth in the immediately preceding paragraph, has no interest in any securities of the Company.

ITEM 7.

Material to be Filed as Exhibits.

Exhibit 1. *Share for Share Exchange Agreement, by and between the Company, Byron Webb, Medical Connections and the holders of all of the issued and outstanding shares of common stock of Medical Connections.

____________

*

Filed with the Company’s 8-K dated December 29, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2006

By:	/s/ ANTHONY J. NICOLOSI
Name/Title:	Anthony J. Nicolosi